# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIXTE BIOTECHNOLOGY HOLDINGS, INC., CIK 0001335105
CUSIP: 539319301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081874

## Reporting persons
- Strategic EP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 774,902; sole dispositive power 0; shared dispositive power 774,902; aggregate amount beneficially owned 774,902 (5.1% of the class)
- Alexander Chase Deitch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 774,902; sole dispositive power 0; shared dispositive power 774,902; aggregate amount beneficially owned 774,902 (5.1% of the class)

## Item 1. Issuer
Name of issuer: LIXTE BIOTECHNOLOGY HOLDINGS, INC.
Address of issuer's principal executive offices: 433 Plaza Real, Suite 275, Boca Raton, Florida 33432

## Item 2. Person Filing
Name of person filing:
(i) Strategic EP, LLC, a Delaware limited liability company ("Strategic"); and

(ii) Alexander Chase Deitch ("Mr. Deitch").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1050 Crowne Pointe Parkway, Suite 500, Atlanta, GA 30338.
Citizenship: Strategic is a limited liability company organized under the laws of the State of Delaware. Mr. Deitch is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
774,902 shares of Common Stock (the "Shares").

Strategic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Mr. Deitch. Mr. Deitch does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Deitch may be deemed to beneficially own the Shares which are beneficially owned by Strategic.

Does not include 545,521 shares of Common Stock issuable upon exercise of warrants. These warrants contain a provision, which precludes the exercise of the warrants to the extent that, following exercise, the Reporting Person would own more than 4.99% of the Common Stock outstanding.

The share amounts and ownership percentages reported are based on 15,278,806 shares of Common Stock outstanding as of June 2, 2026, as reported in the Issuer's Prospectus on Form 424B5 filed with the SEC on June 4, 2026.
Percent of class: 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 774,902
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 774,902

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated June 9, 2026, by and between Strategic EP, LLC and Alexander Chase Deitch

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch, Manager (06/09/2026)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (06/09/2026)